ABPRO CORPORATION

68 Cummings Park Drive

Woburn, Massachusetts 01801

May 8, 2018

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Mr. John Reynolds

RE:	Abpro Corporation
Registration Statement on Form S-1
File No. 333-224241

Ladies and Gentlemen:

Abpro Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, May 10, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Daniel Goldberg and Marianne Sarrazin of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Daniel Goldberg of Cooley LLP, counsel to the Registrant, at (212) 479-6722, or in his absence, Marianne Sarrazin at (415) 693-2157.

[Signature Page Follows]

Very truly yours, ABPRO CORPORATION

By:	/s/ Ian Chan
Name: Title:	Ian Chan Chief Executive Officer

cc:	Daniel I. Goldberg, Cooley LLP

Marianne Sarrazin, Cooley LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

[Company Signature Page to Acceleration Request]